UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             Pop Starz Records, Inc.
                             -----------------------
                                (Name of Issuer)

                                     Common
                                     ------
                         (Title of Class of Securities)

                                   73282P 10 0
                                   -----------
                                 (CUSIP Number)

                                 Michelle Tucker
                                 Pop Starz Inc.
                           5030 Champion Blvd., # 227
                              Boca Raton, FL. 33496
                           --------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 2, 2007
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73282P 10 0                 13D                                 Page 2
________________________________________________________________________________

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Pop Starz Inc.        65-0712902
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Pop Starz Inc. is a Florida Corporation.
________________________________________________________________________________
              7    SOLE VOTING POWER

                   3,519,535
              __________________________________________________________________
 NUMBER OF    8    SHARED VOTING POWER
  SHARES
BENEFICIALLY       0
  OWNED BY    __________________________________________________________________
   EACH       9    SOLE DISPOSITIVE POWER
 REPORTING
  PERSON           3,519,535
   WITH       __________________________________________________________________
              10   SHARED DISPOSITIVE POWER

                   0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,519,535
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3,519,535
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

              CO
________________________________________________________________________________

CUSIP No. 73282P 10 0                 13D                                 Page 3
________________________________________________________________________________

Item 1.  Security and Issuer.

         Common Stock
         Pop Starz Records, Inc.
         1000 West Ave. PH 19 Miami Beach FL. 33139

Item 2.  Identity and Background.

         (a)  Pop Starz Inc.
         (b)  5030 Champion Blvd. # 227 Boca Raton, FL 33496
         (c)  Operation of dance training centers
         (d)  No
         (e)  No
         (f)  A Florida corporation

Item 3.  Source and Amount of Funds or Other Consideration.

         Personal Funds

Item 4.  Purpose of Transaction.

         (j) On July 2, 2007, in connection with the spin-off of Pop starz Records, Inc. ("PSR") from its parent company, Pop Starz Inc., ("PSI") effective June 29, 2007, PSI distributed 4,067,715 shares of its PSR common stock to all PSI common shareholders, and those entitled to dividends as if a common shareholder, on the basis of one (1) registered PSR share for every ten (10) PSI shares beneficially owned as of the record date and PSI retained 1,932,285 shares. The original purchase price of the 6,000,000 shares was $60,000. On September 30, 2007, Pop Starz Inc. purchased 1,587,250 shares at $0.10 per share.

Item 5.  Interest in Securities of the Issuer.

         (a)  Number and Percentage of Shares of Common Stock Beneficially
              Owned:

              3,519,535 Shares
              35.6%

         (b)  Sole Power to Vote or to Direct the Vote
         (c)  None
         (d)  Not Applicable
         (e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

Item 7.  Material to be Filed as Exhibits.

         None

CUSIP No. 73282P 10 0                 13D                                 Page 4
________________________________________________________________________________

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   November 5, 2007
                                        ----------------------------------------
                                                         (Date)


                                        /s/ Michelle Tucker
                                        ----------------------------------------
                                        Michelle Tucker for Pop Starz Inc.
                                        President and Chief Executive Officer